Exhibit 99.1

GDF SUEZ signs an agreement to acquire an energy company in the US

—    Portfolio of 16 energy facilities, primarily hydro and located in New England

—    Reinforces marketing position in the North American power and gas business

GDF SUEZ Energy International through its North American subsidiary announced today the signing of an agreement to acquire FirstLight Power Enterprises, Inc.

FirstLight owns and operates a unique portfolio of 15 power generation plants – primarily pumped storage and traditional hydro facilities – and has a state-of-the-art natural gas peaking facility under construction. Together, these 16 facilities have a combined capacity of 1,538 MW located in Massachusetts and Connecticut.*

In addition, FirstLight has various expansion opportunities within its portfolio and reinforces GDF SUEZ’ power generation position in the New England market. Of equal importance is the diversity of FirstLight’s assets by generation type and by location.

“FirstLight will complement GDF SUEZ’s LNG and gas business in North America and will strengthen the Group’s existing power generating assets and retail activities in New England and eastern Canada. FirstLight will solidify our presence in a sizeable and growing electricity and gas market,” said Dirk Beeuwsaert, CEO of GDF SUEZ Energy International.

New England, with a population of 14 million and 31,000 MW of electric generation capacity, is a core market for GDF SUEZ in North America. The company currently owns six renewable and natural-gas-fired power generation assets in the region; sells electricity to large commercial and industrial customers; and natural gas to nearly every gas utility in New England through its liquefied natural gas (LNG) business.

*   FirstLight portfolio :

-   1,109 MW of pumped storage hydro power generation capacity

-   165.5 MW of traditional hydro and run-of-river power generation capacity

-   263.3 MW of gas and coal power generation capacity operating or in advanced development

SIÈGE SOCIAL GDF SUEZ 22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France Tél. +33 (0)1 57 04 00 00 GDF SUEZ - SA AU CAPITAL 2 191 532 680 EUROS - RCS PARIS 542 107 651 www.gdfsuez.com

Pumped storage facilities operate by pumping water from a nearby source into storage reservoirs, and then running the water from the reservoirs through turbines connected to generators. The plants consume energy during off-peak hours and deliver electricity during peak hours. Its flexibility provides an additional supply security to the region. Traditional hydro facilities use dams to control releases of water to drive turbines connected to generators, while run-of-river facilities use the natural flow of a river to drive turbines connected to generators.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Contacts:

GDF SUEZ Press Contact Tel France : +33 (0)1 47 54 24 35 Tel Belgium : +32 2 510 76 70 E-Mail : press@gdfsuez.com Investor Relations Contact Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International External Communications Tel: +32 2 510 7069 e-mail: katja.damman@gdfsuez.com